UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2024 and 2023

(With Reports of Independent Registered Public Accounting Firms Thereon)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

*	Schedules required by Form 5500 that are not applicable have not been included

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
 of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2025.

Bonadio & Co., LLP
June 26, 2025
Amherst, New York

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Plan’s auditor from 1987 to 2023.

Albany, New York
June 28, 2024

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2024 and 2023

	2024	2023
Assets
Investments, at fair value:
Mutual funds	$307,131,380	$264,808,931
Common stock of NBT Bancorp Inc.	35,226,305	33,836,820
Stable value fund	18,539,578	17,172,849
Cash and money market funds	86,728	1,680,284
Total investments, at fair value	$360,983,991	$317,498,884
Receivables:
Notes receivable from participants	$3,450,393	$3,148,813
Due from broker	62,387	493,910
Contributions receivable from employer	1,987,973	464,182
Total receivables	$5,500,753	$4,106,905
Total assets	$366,484,744	$321,605,789

Liabilities
Due to broker	$41,865	$817,578
Total liabilities	$41,865	$817,578

Net assets available for plan benefits	$366,442,879	$320,788,211

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2024 and 2023

	2024	2023
Additions
Net investment income:
Net appreciation in fair value of investments	$33,173,589	$31,654,964
Dividends	12,838,626	11,951,014
Interest	528,817	622,762
Total net investment income	$46,541,032	$44,228,740

Interest income on notes receivable from participants	$260,292	$164,667

Contributions:
Participants	$13,792,131	$13,031,102
Employer	7,088,166	5,311,908
Rollovers	4,957,880	12,167,810
Total contributions	$25,838,177	$30,510,820

Total additions	$72,639,501	$74,904,227

Deductions
Distributions to participants	$(26,959,027)	$(28,623,542)
Administrative expenses	(25,806)	(38,674)
Total deductions	$(26,984,833)	$(28,662,216)

Net increase in net assets available for plan benefits	$45,654,668	$46,242,011

Net assets available for plan benefits
Beginning of year	$320,788,211	$274,546,200
End of year	$366,442,879	$320,788,211

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

1.          Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (“IRC”), sponsored by NBT Bancorp Inc. (“the Sponsor”, “the Plan Administrator” or “the Company”). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A, is a wholly-owned subsidiary of NBT Bancorp Inc. NBT Bank, N.A. is the trustee of the Plan (“the Trustee”) and Charles Schwab Bank is the Custodian of the Plan. EPIC Retirement Plan Services, a wholly‑owned subsidiary of NBT Financial Services, Inc., a wholly‑owned subsidiary of the Sponsor, is the Plan’s record keeper. The assets of the Plan are held, administered and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was amended and restated, effective as of July 1, 2023, to include employees of Retirement Direct, LLC effective July 1, 2023 and employees of Salisbury Bank and Trust Company effective August 12, 2023.

The Plan was amended and restated, effective as of July 1, 2024, to include employees of Karl W. Reynard Agency effective July 1, 2024 and employees of Paco Inc effective November 1, 2024.

Eligibility

All employees who are age 21 or over and scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan. Eligible employees are required to complete 30 days of employment prior to entry into the Plan. A deemed election becomes effective as of the first day of the month the eligible employee becomes a participant and is eligible to make a deferral election to the Plan.

Contributions and Deferrals

Participants may make pre‑tax and post-tax contributions in whole percentages or may elect a flat dollar contribution up to Internal Revenue Service (“IRS”) limitations for any plan year. The post-tax contributions are deferrals to Roth accounts.

The Plan includes provisions for automatic elective contributions under which any employee that meets certain eligibility requirements will be automatically enrolled in the Plan and will automatically have 6% withheld from his or her compensation and contributed to the Plan. The employee will have to elect to opt out of the qualified automatic contribution election.

The Company’s matching contribution is 100% of each participant’s contribution up to 1% of compensation plus 50% of the next 5% of compensation for a total matching contribution of up to 3.5% of compensation. The Company match amounted to $5,100,193 and $4,847,726 in 2024 and 2023, respectively. A discretionary amount, determined by the Sponsor’s Board of Directors, may be contributed to the Plan each year. To share in this discretionary contribution, participants must be actively employed on the last day of the year, have completed 1,000 hours of service and have contributed a minimum percentage of compensation during the year as determined annually by the Company. The amount is allocated to participants on a pro-rata basis, based on compensation. During 2024, discretionary contributions of $1,422,473 were approved by the Sponsor’s board of directors and were paid during 2025. No discretionary contributions were made for 2023.  These discretionary contributions are included in contributions receivable from employer in the Statement of Net Assets Available for Plan Benefits as of December 31, 2024 and 2023.

In addition, as defined in the Plan document, employees participating in the Plan under the Worker Retirement Accumulation Plan (“WRAP”) design can receive an additional discretionary Company contribution equal to the interest credit on service credits earned under the WRAP design. The Company contribution for employees participating in the WRAP amounted to $565,500 in 2024, which was paid during 2025, and $464,182 in 2023, which was paid during 2024. These discretionary contributions are included in contributions receivable from employer in the Statement of Net Assets Available for Plan Benefits as of December 31, 2024 and 2023.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023
Participant Accounts

Participants elect to have their contributions invested among the various funds available to the Plan, including NBT Bancorp Inc. common stock. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings and income, expenses, gains and losses attributable thereto.

Vesting

Participants’ contributions and net investment income or loss thereon are 100% vested. The participants’ vesting in Safe Harbor employer matching contributions are 100% vested upon completion of two years of service. Employer discretionary contributions are vested after five years of service. Participants are considered 100% vested upon termination due to death, retirement or permanent disability.

Rollovers and Transfers from Other Qualifying Plans

Participants may make rollover contributions to the Plan through a distribution from a former employer’s qualified retirement plan in accordance with the IRC.

Notes Receivable from Participants

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance excluding Company contributions invested in NBT Bancorp Inc. common stock and employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

Payment of Benefits

Upon normal or early retirement, disability, death or termination of employment, the value of a participant’s account is paid as requested by the participant. If the value of the vested balance does not exceed $7,000, then the balance will be distributed regardless if the participant requests to receive it. Early retirement is allowed upon reaching age 55 and completion of at least 5 years of service.

Withdrawals

Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments.

Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2024 and 2023, forfeitures from non-vested accounts totaled $145,368 and $115,194, respectively, and forfeitures used to reduce employer contributions were $141,313 and $79,369, respectively. Forfeiture account balances totaled $44,712 and $40,657 at December 31, 2024 and 2023, respectively.

Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions and subject to the provisions of ERISA. In the event of termination of the Plan, each participant’s account would become fully vested and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023
Administrative Expenses

Expenses of operating and administering the Plan are generally paid by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

Voting Rights

With respect to participant account balances that are invested in shares of NBT Bancorp Inc. common stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

2.          Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Amounts in prior year’s financial statements are reclassified, when necessary, to conform with current year’s presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of mutual funds and the common stock of the Sponsor are based on published market quotations. The fair value of the stable value fund is based on the calculated daily net asset values of the fund.

Fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy and a financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (e.g., supported by little or no market activity).

Investment transactions are recorded on a trade date basis. If a trade is open at the end of the year, a receivable for securities sold but not yet settled or a payable for securities purchased but not yet settled is reflected in the Statement of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation of investments. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023
Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are carried at the unpaid principal balance plus interest.

Participant Withdrawals

Participant withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and liabilities, and the reported amount of increases and decreases in net assets available for plan benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

3.          Fair Value Measurements

The following table presents the financial instruments recorded at fair value on a recurring basis by the Plan as of December 31, 2024 and 2023:

Description	December 31, 2024	Level 1	Level 2	Level 3
Mutual funds	$307,131,380	$307,131,380	$-	$-
Common stock of NBT Bancorp Inc.	35,226,305	35,226,305	-	-
Stable value fund	18,539,578	18,539,578	-	-
Cash and money mark funds	86,728	86,728	-	-
Total	$360,983,991	$360,983,991	$-	$-

Description	December 31, 2023	Level 1	Level 2	Level 3
Mutual funds	$264,808,931	$264,808,931	$-	$-
Common stock of NBT Bancorp Inc.	33,836,820	33,836,820	-	-
Stable value fund	17,172,849	17,172,849	-	-
Cash and money mark funds	1,680,284	1,680,284	-	-
Total	$317,498,884	$317,498,884	$-	$-

The stable value fund consists of the Federated Capital Preservation Fund (“the Fund”), which primarily holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like duration and like quality investments. Synthetic GICs are portfolios of securities (debt securities or open end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023
4.          Income Tax Status

The Plan operates under an IRS pre-approved plan document, as administered by EPIC Retirement Plan Services. The latest IRS favorable opinion letter on the pre-approved plan document is dated June 30, 2020. Although the opinion letter is dated prior to the Plan’s amendment, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

5.          Party‑in‑Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Any transactions with parties-in-interest either fall outside the scope of, or are exempt from, ERISA’s prohibited transaction rules.

The Plan’s record keeper, Trustee, and Custodian, as well as the Company and Plan participants, and The Bonadio Group, the auditor of the Plan’s financial statements, are each a “party-in-interest” to the Plan as defined by ERISA.

Purchases of Company stock amounted to $4,560,353 and $4,642,283 and sales amounted to $6,099,149 and $4,809,363 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, the number of shares of Company stock held in participants’ accounts totaled 737,569 and 807,459, respectively, with a fair value of $35,226,305 and $33,836,820, respectively.

Notes receivable from participants totaling $3,450,393 and $3,148,813 at December 31, 2024 and 2023, respectively, qualify as party-in-interest transactions and are secured by balances in the respective participant accounts.

Dividend income earned by the Plan includes dividend income from shares of NBT Bancorp Inc. common stock and amounted to $1,022,466 and $1,036,521 for the years ended December 31, 2024 and 2023, respectively.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN#16-128674 Plan #002
December 31, 2024

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash	Cash	**	$86,091
*	Schwab Value Advantage Money Fund	Money market fund	**	637
	Federated Hermes Capital Preservation Fund	Stable value fund	**	18,539,578
	American Fund New Perspective Fund	Mutual fund, 196,619 shares	**	12,198,239
	Columbia Dividend Income Fund S	Mutual fund, 425,492 shares	**	14,045,478
	DFA Emerging Mkts Port Instl	Mutual fund, 28,143 shares	**	804,059
	DFA US Sustainability Core 1 Portfolio	Mutual fund, 21,611 shares	**	985,916
	Dodge & Cox Income Fund	Mutual fund, 690,039 shares	**	8,542,681
	Eurpacific Growth Fund	Mutual fund, 104,393 shares	**	5,601,733
	Fidelity Inflation Protected Bond Index Fund	Mutual fund, 50,226 shares	**	446,510
	T-Rowe Price Dividend Growth Fund	Mutual fund, 137,425 shares	**	10,562,519
	T-Rowe Price Growth Stock Fund	Mutual fund, 365,121 shares	**	38,505,637
	T-Rowe Price Mid Cap Growth	Mutual fund, 126,474 shares	**	12,613,286
	T-Rowe Price Retirement Balance Fund	Mutual fund, 110,919 shares	**	1,469,679
	T-Rowe Price Retirement 2010 Fund	Mutual fund, 71,916 shares	**	1,090,241
	T-Rowe Price Retirement 2020 Fund	Mutual fund, 948,523 shares	**	17,652,010
	T-Rowe Price Retirement 2030 Fund	Mutual fund, 1,732,894 shares	**	44,431,393
	T-Rowe Price Retirement 2040 Fund	Mutual fund, 1,132,962 shares	**	34,634,662
	T-Rowe Price Retirement 2050 Fund	Mutual fund, 1,367,790 shares	**	25,905,939
	T-Rowe Price Retirement 2060 Fund	Mutual fund, 333,186 shares	**	5,524,227
	T-Rowe Price Small-Capital Value Fund	Mutual fund, 164,883 shares	**	8,704,165
	Vanguard Balanced Index Fund Admiral	Mutual fund, 133,728 shares	**	6,483,115
	Vanguard Intermediate US Treasury	Mutual fund, 402,809 shares	**	3,919,331
	Vanguard Mid Cap Index Fund Admiral	Mutual fund, 40,273 shares	**	13,164,082
	Vanguard Short Term Bond Index Fund Admiral	Mutual fund, 133,707 shares	**	1,354,455
	Vanguard 500 Index Fund Admiral	Mutual fund, 70,919 shares	**	38,492,023
*	NBT Bancorp Inc.	Common stock, 737,569 shares	**	35,226,305
*	Participant loans receivable	Interest rates – 4.25% – 9.50%	**	3,450,393
				$364,434,384

*Party-in-interest.
** Cost omitted for these participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2025	NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

By: /s/ Cynthia A. Smaniotto
Cynthia A. Smaniotto
Executive Vice President, Chief Human Resources Officer
and Member of the Retirement Plans Committee of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan

EXHIBIT INDEX
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR THE YEAR ENDED DECEMBER 31, 2024

Exhibit Index

Exhibit Number	Description
23.1	Bonadio & Co. LLP - Consent of Independent Registered Public Accounting Firm

23.2	KPMG LLP - Consent of Independent Registered Public Accounting Firm